Form 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

The Lion Electric Company (the “Company”)
921, chemin de la Rivière-du-Nord
Saint-Jérôme (Québec) J7Y 5G2

Item 2 Date of Material Change

December 16, 2024.

Item 3 News Release

A news release disclosing the material change was disseminated via the facilities of a recognized news service and filed on the System for Electronic Document Analysis and Retrieval (SEDAR+) before markets opened on December 17, 2024. Two further news releases in respect thereof were disseminated via the facilities of a recognized news service and filed on SEDAR+ on December 18, 2024 and December 19, 2024.

Item 4 Summary of Material Change

On December 17, 2024, the Company announced that (i) it was in default pursuant to the terms of its senior revolving credit agreement entered into with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Québec (the "Revolving Credit Agreement"), its loan agreement entered into with Finalta Capital Fund, L.P., as lender and administrative agent, and Caisse de dépôt et placement du Quebec (through one of its subsidiaries), as lender (the "Finalta CDPQ Loan Agreement"), and other debt instruments providing for cross-default or cross acceleration provisions, and (ii) as a result of the foregoing, the Company expected to seek creditor protection under the Companies' Creditors Arrangement Act ("CCAA") in order to restructure its business and financial affairs and pursue a formal sales and investment solicitation process ("SISP") in respect of the Company's business or assets.

On December 18, 2024, the Company announced that the Company and its subsidiaries had applied to the Superior Court of Quebec (Commercial Division) (the "Court") for an initial order to seek protection from their creditors under the CCAA. On December 19, 2024, the Company further announced that the Court had issued an initial order granting the Company and its subsidiaries protection under the CCAA and that the Court had issued an order approving a sale and investment solicitation process in respect of the Company's business or assets.

Item 5 Full Description of Material Change

On December 17, 2024, the Company announced (i) the expiry of the covenant relief period under the Revolving Credit Agreement as well as the maturity of the Finalta CDPQ Loan Agreement, which resulted in the Company being in default pursuant to the terms of the Revolving Credit Agreement, the Finalta CDPQ Loan Agreement and other debt instruments providing for cross-default or cross acceleration provisions, and in the Company's lenders having the ability to exercise their rights and request immediate repayment of amounts borrowed by the Company, and (ii) that, as a result of the foregoing, the Company expected to seek creditor protection under the CCAA in order to restructure its business and financial affairs and pursue a formal SISP in respect of the Company's business or assets.

On December 18, 2024, the Company announced that the Company and its subsidiaries had applied to the Court for an initial order to seek protection from their creditors under the CCAA.

On December 19, 2024, the Company further announced that the Court had issued an initial order granting the Company and its subsidiaries protection under the CCAA and that the Court had issued an order approving a sale and investment solicitation process in respect of the Company's business or assets. In addition, the initial order from the Court provides for, among other things, (i) the appointment of Deloitte Restructuring Inc. as monitor of the Company in order to assist the Company with its restructuring efforts and to report to the Court, (ii) a stay of proceedings in favor of the Company and its subsidiaries, including a stay of creditor claims and exercise of contractual rights, and (iii) the approval of debtor-in-possession financing provided by the lenders under the Revolving Credit Agreement in order to fund the SISP and the Company's operations during the restructuring process.

Trading in the common shares and other listed securities of the Company on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange (the "NYSE") has been suspended. The TSX has put the Company under delisting review under its expedited review process and the NYSE has commenced delisting proceedings against the Company. It is anticipated that trading in the Company's listed securities will continue to be suspended until completion of the review and proceedings undertaken by the TSX and the NYSE.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Dominique Perron, Chief Legal Officer and Corporate Secretary
Telephone: +1 (450) 432-5466

Item 9 Date of Report

December 20, 2024